INSIGNEO SECURITIES, LLC

Statement of Financial Condition

December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Insigneo Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue Suite 1010
(No. and Street)

Miami	FL	33131-2807
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Singer 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul E. Duffy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Insigneo Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JORGE A. JACOMINO
Notary Public - State of Florida
My Comm. Expires Jul 4, 2018
Commission # FF 110136

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S





KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Insigneo Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Insigneo Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Insigneo Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Insigneo Securities, LLC's management. Our responsibility is to express an opinion on Insigneo Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Insigneo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Insigneo Securities, LLC's auditor since 2007.

Miami, Florida
March 1, 2018

INSIGNEO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 2)	$ 6,569,875
DUE FROM BROKER (NOTE 2)	3,577,836
DEPOSIT AT CLEARING BROKERS (NOTE 2)	250,000
BROKER ADVANCES AND NOTES RECEIVABLE	212,963
DUE FROM RELATED PARTIES (NOTE 8)	559,445
PROPERTY AND EQUIPMENT (NOTE 4)	93,846
OTHER ASSETS	514,497
	$ 11,778,462

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses (Note 6)	$ 3,963,588
Commissions payable	2,851,501
Due to related parties (Notes 3 and 8)	680,658
Subordinated loan (Note 6)	360,000
Total liabilities	7,855,747
CONTINGENCIES (NOTE 9)	
MEMBER'S EQUITY	3,922,715
	$ 11,778,462

See accompanying notes to the financial statement.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Insigneo Securities, LLC, formerly known as Global Investor Services, L.C. (the "Company"), was organized on December 24, 1998 as a Florida Limited Liability Company. The Company is a broker and dealer whose primary focus of business is to provide execution, clearing and administrative services to foreign brokers through sub-clearing arrangements. The Company also sells listed, over the counter equities, options, mutual funds, and corporate bonds to retail investors, primarily on a riskless principal basis. During 2017, the Company became a wholly-owned subsidiary of Insigneo Financial Services, LLC.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits. Cash denominated in foreign currencies is valued at quoted exchange rates.

Securities Transactions and Revenue Recognition

Securities transactions are recorded on a trade date basis. Mutual fund fee income is generally received quarterly in arrears and is recognized on the accrual basis. Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

Broker Advances and Notes Receivable

Broker advances and notes receivable are comprised of balances due from brokers and certain former brokers. The carrying amount of the balances may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Broker advances and notes receivable are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated to the member in accordance with the operating agreements of the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Due from related parties

Due from related parties are stated at outstanding amounts due for reimbursement of expenses incurred on behalf of the related party. The carrying amounts may be reduced by an allowance that reflects management's best estimates of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion if any, of the balance that will not be collected. As management believes that the items are fully collectable and are therefore stated at net realizable value at December 31, 2017, management has not recorded an allowance for doubtful accounts.

NOTE 2. DUE FROM BROKERS

The Company's clearing and depository operations are provided by Pershing, a Bank of New York Company, whose principal office is in Jersey City, New Jersey. The underlying agreement provides for early termination fees of $1,000,000 in the first year, which decreases to -0- over the course of 7 years. Amounts due from broker, deposit at clearing broker, and cash and cash equivalents of $5,920,525 are due from and held by this clearing broker.

NOTE 3. MANAGEMENT AGREEMENT

The Company received management and administrative services during 2017, including office facilities, from an entity then affiliated by virtue of common ownership during 2017, and continued through a cost sharing agreement thereafter. In this regard, the affiliate incurs significant operating expenses and provides facilities and staff in consideration of a management fee. For the year ended December 31, 2017, the Company incurred $2,383,620 of management fees of which there was an unpaid balance of $50,694 and is included as a component of due to related parties as of December 31, 2017.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 consisted of the following:

Furniture and fixtures	$ 97,108
Leasehold improvements	2,208
	99,226
Less: accumulated depreciation and amortization	(5,380)
	$ 93,846

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC), which requires that "Net Capital", as defined, shall be at least the greater of $250,000 (was $100,000 prior to May 2017) or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2017, the Company's "Net Capital" was $1,992,361 which exceeded requirements by $1,499,869 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 3.76 to 1.

NOTE 6.   SUBORDINATED LOAN

In April 2016 the Company entered into a subordinated loan agreement with its then majority member in the amount of $360,000, with an annual interest rate of 5%. This loan was paid in full in June 2017, and the Company entered into a new subordinated loan with an entity affiliated with the majority owner of the ultimate parent for $360,000, with an annual interest rate of 10%. Interest is payable annually, and the principal is payable on the maturity date of the loan. The loan matures in June 2018 and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the SEC, approved by the Financial Industry Regulatory Authority (FINRA), and are subordinated to the claims of general creditors.

At December 31, 2017, approximately $9,000 of interest was payable and is included as a component of accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 7.   RISK CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 8.   RELATED PARTIES

As of December 31, 2017, the Company owes Northeast Securities, LLC, a fellow subsidiary of the Parent $578,895 for reimbursable expenses and annual maintenance fees collected on behalf of Northeast Securities, LLC, which is included in due to related parties in the accompanying statement of financial condition.

During the year ended December 31, 2017, the Company incurred referral fees from Insigneo Financial Group, LLC and subsidiaries, entities affiliated by common ownership. At December 31, 2017, $51,069 is unpaid, and is included in due to related parties in the accompanying statement of financial condition. During the year ended December 31, 2017, the Company invoiced Insigneo Financial Group, LLC and subsidiaries for reimbursement of salaries, payroll taxes, accounting and IT services. At December 31, 2017, $233,593 remains outstanding, and is included in due from related parties in the accompanying statement of financial condition.

During the year ended December 31, 2017, the Company invoiced NortheastGIS Holdings and subsidiaries, entities affiliated by common ownership, for legal fee reimbursement in connection with Insigneo Group's new tax and legal structure, as well as for salaries and other corporate expenses. At December 31, 2017, $204,646 is outstanding, and is included in due from related parties in the accompanying statement of financial condition.

During the year ended December 31, 2017, the Company invoiced Hencorp, Inc and subsidiaries, entities then affiliated by common ownership, for reimbursement of salaries, payroll taxes, parking and accounting and IT services. At December 31, 2017, $121,142 remains outstanding, and is included in due from related parties in the accompanying statement of financial condition. Additionally, a subsidiary of Hencorp, Inc. provided services to the Company.

NOTE 9.   CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that any such matters will result in a material impact on its financial statements.